July 13, 2022

Via EDGAR

Peter McPhun, Accountant, Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Impac Mortgage Holdings, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed March 11, 2022

File No. 001-14100

Dear Mr. McPhun

This letter sets forth the response, and further supplements the information provided in our letter dated June 21, 2022 (the First Response Letter), of Impac Mortgage Holdings, Inc., a Maryland corporation (we, us, our or the Company), to the comment letter dated June 29, 2022 from the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (SEC) providing comments (the Comments) on the Company’s Form 10-K for the year ended December 31, 2021. For convenience of reference, the Staff’s Comments are reprinted below, and are followed by the response of the Company.

Form 10-K filed March 11, 2022

Item 7. Management discussion and analysis of financial condition and results of operations

Non-GAAP financial measures, page 29

1.	COMMENT: We note your response where you indicate the fair value adjustments relate to long-term debt and net trust assets which are components of your legacy long-term mortgage portfolio while you were still a REIT and mortgage servicing rights, where you retain servicing periodically and does not represent something you primarily focus on. Please clarify whether there are other components related to such items that impact your statement of operations besides the changes in fair value. To the extent such components exist, please quantify and describe such amounts and explain your rationale for not adjusting for these items in arriving at your Non-GAAP measure.

RESPONSE: Management respectfully believes that the fair value adjustments included/excluded from core (loss) earnings, as discussed more fully below, are included/excluded for reasons that are appropriate due to the respective asset or liability being discussed, but also as stated in the previous response, are not central to the Company’s current business operations and provide investors with additional detail to enhance their understanding and ability to compare the underlying performance of the Company's core business, which is mortgage lending, across multiple periods.

United States Securities and Exchange Commission

July 13, 2022

Long-term debt is reported at fair value, with changes in fair value included within change in fair value of long-term debt and change in fair value of instrument specific credit risk of long-term debt in the consolidated statements of operations. Additionally, interest expense on long-term debt is recorded using the effective interest method based on estimated future interest rates and cash flows. For the year ended December 31, 2021, changes in fair value associated within change in fair value of long-term debt was a gain of $2.1 million, change in fair value of instrument specific credit risk of long-term debt was an expense of $(2.7) million and interest expense associated with the long-term debt was $(3.9) million. We do not feel it is appropriate to include interest expense on the long-term debt as a reconciling item within the Non-GAAP measure as the expense represents a debt owed by us and would misrepresent the ongoing obligations of the Company within core earnings. Additionally, we do not feel it is appropriate to include change in fair value of instrument specific credit risk of long-term debt as a reconciling item within the Non-GAAP measure as the expense is a component of other comprehensive income (loss) and is not included in net earnings.

The legacy long-term mortgage portfolio primarily consists of residual interests in the securitization trusts reflected as trust assets and liabilities in our consolidated balance sheets and is reported at fair value, with changes in fair value included within change in fair value net trust assets, including REO gains. Additionally, interest income on securitized mortgage collateral and interest expense on securitized mortgage borrowings (collectively net trust assets) are recorded using the effective interest method for the period based on the previous quarter-end’s estimated fair value. For the year ended December 31, 2021, interest income on the securitized mortgage collateral was $59.0 million and interest expense on securitized mortgage borrowings was $(50.9) million. We do not feel it is appropriate to include interest income and expense associated with the net trust assets as a reconciling item within the Non-GAAP measure as interest income and expense are reflective of the activity of the assets and liabilities held, and do not include changes associated with mark-to-market fluctuations. As a result, we do feel is it appropriate to include fair value marks associated with both the long-term debt and net trust assets as reconciling items within the Non-GAAP measure as the fair value changes make period-over-period comparisons that include these amounts difficult in assessing the Company’s core operating results. In addition, during the first quarter of 2022, the Company sold the legacy net trust assets but will continue to carry the long-term debt from the long-term mortgage portfolio.

United States Securities and Exchange Commission

July 13, 2022

When we sell a loan on a servicing-retained basis, we recognize a servicing asset (MSR) at fair value based on the present value of future cash flows generated by the servicing asset retained in the sale. The estimated future cash flows are equivalent to the servicing fees, which are collected from the monthly payments made by the mortgagors, or if delinquent, when the underlying real estate is foreclosed upon and liquidated, less subservicing costs. We may also receive other remuneration from rights to various mortgagor-contracted fees, such as late charges, collateral reconveyance charges and nonsufficient fund fees, and we are generally entitled to retain the interest earned on funds held pending remittance (or float) related to its collection of mortgagor principal, interest, tax and insurance payments. The servicing fees, less subservicing costs, and other fees are recorded in the consolidated statements of operations in servicing (expense) fees, net. For the year ended December 31, 2021, servicing (expense) fees, net were an expense of $(432) thousand as a result of the small unpaid principal balance of the servicing portfolio resulting in subservicing fees in excess of servicing income. We do not feel it is appropriate to include servicing (expense) fees, net as a reconciling item within the Non-GAAP measure as servicing (expense), fees are reflective of the activity of the asset being held, and do not include changes associated with mark-to-market fluctuations.

The Company made the election to carry its MSRs at fair value. The change in fair value of MSRs is included within gain (loss) on mortgage servicing rights, net in the consolidated statements of operations which is comprised of four components:

(i)	changes in fair value due to changes in valuation market rates, inputs or assumptions,

(ii)	scheduled and voluntary prepayments,

(iii)	gain (loss) on sale of MSRs, and

(iv)	realized and unrealized losses from hedging instruments (if any).

United States Securities and Exchange Commission

July 13, 2022

For the year ended December 31, 2021, gain (loss) on mortgage servicing rights, net was a gain of $34 thousand, with:

(i)	$61 thousand attributable to changes in fair value due to changes in valuation market rates, inputs or assumptions,

(ii)	$(187) thousand attributable to scheduled and voluntary prepayments,
(iii)	$160 thousand attributable to gain on sale of MSRs, and
(iv)	no realized or unrealized losses from hedging instruments.

We do not feel it is appropriate to include changes in fair value due to changes in scheduled and voluntary prepayments as a reconciling item within the Non-GAAP measure as changes in fair value due to scheduled and voluntary prepayments are reflective of the activity of the asset being held. We do feel is it appropriate to include changes in fair value due to changes in valuation market rates, inputs or assumptions and realized and unrealized losses from hedging instruments (if any), within the Non-GAAP reconciling items as these reflect changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates, which is not indicative of our performance or results of operations. Additionally, as indicated in our previous response, the retention and sale of servicing for us is more episodic in nature and not a primary focus of our business, as we do not have the capital nor liquidity necessary to invest in the purchase of servicing, nor undertake mortgage servicing in appropriate scale. As a result, we do feel is it appropriate to include gain on sale of MSRs as a reconciling item within the Non-GAAP measure as it makes period-over-period comparisons that include these amounts difficult to assess core operating results.

Should you have any questions or require any additional information, please contact the undersigned at 949-475-4970 or by email at Jon.Gloeckner@impacmail.com.

Sincerely,

By:	/s/ Jon Gloeckner
Name:	Jon Gloeckner
Title:	SVP Treasury & Financial Reporting

CC:	Joseph Joffrion, SVP General Counsel